FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Award under the GlaxoSmithKline Deferred Investment Award programme

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK') was advised on 25 September 2014 of a change in the interests of the following Person Discharging Managerial Responsibility Person ('PDMR') in the Ordinary Shares of GSK as a result of awards made under the GlaxoSmithKline Deferred Investment Award programme (the 'Programme') on 24 September 2014.

Awards are made over notional Ordinary Shares.  Vesting is subject to the individual not having served GSK notice or having been terminated by GSK for cause. The awards will not accrue dividends, and on vesting, will be paid in cash.  Executive Directors are not eligible to receive awards under the Programme.

Both awards relate to the PDMR's employment prior to his being appointed to GSK's Corporate Executive Committee.

PDMR	Number of notional Ordinary Shares subject to the award	Vesting date
N Hirons	17,489	26 August 2016
	14,940	12 February 2017

The closing middle market price of an Ordinary Share on 24 September 2014 was £14.285.

V A Whyte
Company Secretary

25 September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 25, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc